Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	March 31, 2007

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3879
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6121
Pre-Tax Preferred Stock Dividends	$2,157

FIXED CHARGES:
Interest Expense	$43,715
Amortization of Debt Premium, Discount and Expense	566
Interest Component of Rentals	1,185

Total Fixed Charges	45,466
Pre-Tax Preferred Stock Dividends	2,157

Total Fixed Charges and Preferred Stock Dividends	$47,623

EARNINGS:
Net Income before Dividends on Preferred Stock	$89,466
Add:
Income Taxes	56,702
Total Fixed Charges	45,466

Total Earnings	$191,634

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.0